Exhibit 99.1

Press Release

iKang Special Committee Engages Financial Advisor and Legal Counsel

BEIJING, Nov. 10, 2015 (GLOBE NEWSWIRE) — iKang Healthcare Group, Inc. (“iKang” or the “Company”) (Nasdaq:KANG), China’s largest private preventive healthcare services provider, today announced that the special committee (the “Special Committee”) of the Company’s board of directors (the “Board”) has retained J.P. Morgan Securities (Asia Pacific) Limited as its financial advisor, Simpson Thacher & Bartlett as its international legal counsel, and Walkers as its Cayman Islands legal counsel in connection with its review and evaluation of the preliminary non-binding proposal letter dated August 31, 2015 from Mr. Ligang Zhang (“Mr. Zhang”), the Company’s founder, chairman and chief executive officer and certain of his affiliated entities, and FV Investment Holdings (together with Mr. Zhang and his affiliated entities, the “Buyer Group”), to acquire all of the outstanding shares of iKang not already owned by the Buyer Group in a going private transaction (the “Proposal”). In addition, the Company has retained Wilson Sonsini Goodrich & Rosati, P.C. as its legal counsel in connection with the potential going private transaction contemplated by the Proposal.

iKang cautions the Company’s shareholders and others considering trading in its securities that no decisions have been made by the Special Committee with respect to iKang’s response to the Proposal. There can be no assurance that any definitive offer will be made, that any agreement will be executed or that this or any other transaction will be approved or consummated. The Company does not undertake any obligation to provide any updates with respect to this or any other transaction, except as required under applicable law.

About iKang Healthcare Group, Inc.

iKang Healthcare Group, Inc. is the largest provider in China’s fast growing private preventive healthcare services market, accounting for approximately 13.6% of market share in terms of revenue in calendar year 2014.

Through iKang’s integrated service platform and established nationwide network of medical centers and third-party service provider facilities, the Company provides comprehensive and high quality preventive healthcare solutions, including a wide range of medical examinations services and value-added services including disease screening and other services. iKang’s customers are primarily corporate customers who contract the Company to provide medical examination services to their employees and clients, and pay for these services at pre-negotiated prices. iKang also directly markets its services to individual customers. In the fiscal year ended March 31, 2015, the Company served a total of 3.6 million customer visits under both corporate and individual programs.

As of November 10, 2015, iKang’s nationwide network consisted of 77(1) self-owned medical centers covering 22 of the most affluent cities in China, namely Beijing, Shanghai, Guangzhou, Shenzhen, Chongqing, Tianjin, Nanjing, Suzhou, Hangzhou, Chengdu, Fuzhou, Changchun, Jiangyin, Changzhou, Wuhan, Changsha, Yantai, Yinchuan, Weihai, Weifang and Shenyang, as well as Hong Kong. The Company has also supplemented its self-owned medical center network by contracting with approximately 400 third-party service provider facilities in over 150 cities, which include selected independent medical examination centers and hospitals across all of China’s provinces, creating a nationwide network that allows iKang to serve its customers in markets where it does not have self-owned medical centers.

(1) Among the 77 self-owned medical centers, three medical centers are currently operated primarily by the minority shareholders of these medical centers or their parent company.

Forward-looking Statements

This press release contains forward-looking statements. These statements, including management quotes and business outlook, are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “estimate,” “project,” “predict,” “believe,” “expect,” “anticipate,” “intend,” “potential,” “plan,” “goal” and similar statements. iKang may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those expressed or implied in the forward-looking statements. These forward-looking statements include, but are not limited to, whether any definitive offer will be made, or if made, whether it will be approved and consummated, and such other risks outlined in iKang’s filings with the Securities and Exchange Commission. iKang undertakes no duty to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

IR Contact:

iKang Healthcare Group, Inc.
Christy Xie
Director of Investor Relations
Tel: +86 10 5320 8599
Email: ir@ikang.com
Website: www.ikanggroup.com

FleishmanHillard
Ruby Yim
Email: ikang.ir@fleishman.com